UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form N-8F


I.      General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):


        [ ]     Merger

        [X]     Liquidation

        [ ]     Abandonment of Registration
                (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

        [ ]     Election of status as a Business Development Company
                (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)


2.      Name of fund: The Bradford Funds, Inc.

3.      Securities and Exchange Commission File No.: 811-5682

4.      Is this an initial Form N-8F or an amendment to a previously filed Form
        N-8F?

        [X]    Initial Application       [ ]     Amendment


5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                        600 Fifth Avenue, New York, New York 10020

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

           Kristin H. Ives, Esq., BAKER & HOSTETLER LLP, 65 East State Street
                            Columbus, Ohio 43215 (614) 462-2648

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31A-1, .31A-2]:

        Records that had been maintained by Bradford Capital Management, Ltd. as investment adviser or by J.C. Bradford & Co. LLC as transfer agent:
        Richards & Richards Office Records Management, Inc., 110 Third Avenue South, Nashville, Tennessee 37201 (615) 242-9600

        Records that had been maintained by Reich & Tang Asset Management, L.P. as administrator: 600 Fifth Avenue, New York, New York 10020
        (212) 830-5200 until February 1, 2001. Thereafter, Iron Mountain, 110 Edison Place, Newark, New Jersey 07102.

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        Articles of Incorporation, By-Laws and Minutes that had been maintained by Baker & Hostetler  LLP: 65 East State Street,  Columbus,  Ohio 43215
        (614) 462-2648 until October 1, 2000. Thereafter, Iron Mountain, 110 Edison Place, Newark, New Jersey 07102.

        NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.      Classification of fund (check only one):

        [X]      Management company;

        [ ]      Unit investment trust; or

        [ ]      Face-amount certificate company.

9.      Subclassification if the fund is a management company (check only one):

        [X]      Open-end          [ ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
                                Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                       Bradford Capital Management, Ltd.
                               330 Commerce Street
                            Nashville, Tennessee 37201

12. Provide the name and addresses of each principal underwriter of the fund during the last five years, even if the fund's contracts, with those underwriters have been terminated:

                           J. C. Bradford & Co. LLC
                               330 Commerce Street
                            Nashville, Tennessee 37201

13.     If the fund is a unit investment trust ("UIT") provide: Not applicable

        (a)      Depositor's name(s) and address(es):

        (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

        [ ]      Yes               [X]     No

        If Yes, for each UIT state:

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        Name(s):

        File No.: 811-_______

        Business Address:

15.     (a)      Did the fund obtain approval from the board of directors
                 concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                 [X]      Yes              [ ]      No

                 If Yes, state the date on which the board vote took place:

                               July 31, 2000 and August 16, 2000

                 If No, explain:

        (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                 [ ]      Yes              [X]      No

                If Yes, state the date on which the shareholder vote took place;

                 If No, explain: The Fund was liquidated in whole as a result of the redemption of each shareholder's shares pursuant to a negative response letter in accordance with Rule 2510 of the NASD's Conduct Rules. Thereafter, the Fund had no shareholders. The Directors of the Fund have the sole authority to liquidate the Fund pursuant to Section 3-402 of the Maryland General Corporation Code when there are no shareholders.

II.     Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

        [X]      Yes               [ ]     No

        (a) If Yes, list the date(s) on which the fund made those distributions: August 11, 2000 and August 16, 2000

        (b)      Were the distributions made on the basis of net assets?

                 [X]      Yes              [ ]      No


        (c)      Were the distributions made pro rata based on share ownership?

                 [X]      Yes              [ ]      No

        (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

        (e)      Liquidations only:

                 Were any distributions to shareholders made in kind?

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                 [X]      Yes              [ ]      No

                 If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: 0.09%

17.     Closed-end funds only:

                 Has the fund issued senior securities?

                 [ ]      Yes              [ ]      No

                 If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.     Has the fund distributed all of its assets to the fund's shareholders?

        [X]      Yes               [ ]     No

        If No,

        (a) How many shareholders does the fund have as of the date this form is filed?

        (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

        [ ]      Yes               [X]     No

        If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.    Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

        [ ]      Yes               [X]     No

        If Yes,

        (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

        (b)     Why has the fund retained the remaining assets?


        (c)     Will the remaining assets be invested in securities?

        [ ]      Yes               [ ]     No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

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
        [ ]      Yes               [X]     No

        If Yes,

        (a)      Describe the type and amount of each debt or other liability:

        (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.     Information About Event(s) Leading to Request For Deregistration

22.     (a)      List the expenses incurred in connection with the Merger or
                 Liquidation:

                  (i)      Legal expenses:  $53,940

                  (ii)     Accounting expenses:   $3,500

                  (iii)    Other expenses (list and identify separately):
                           Insurance                          $26,770
                           Special Directors Meeting   12,500
                           Administration                4,000

                  (iv)     Total expenses (sum of lines (i)-(iii) above):
                           $100,710

        (b) How are those expenses allocated? Those expenses incurred by the Fund as a result of PaineWebber Group, Inc.'s acquisition of J.C. Bradford & Co. LLC were allocated to PaineWebber Group, Inc. The rest were allocated to the Fund.

        (c) Who paid those expenses? $47,303 paid by PaineWebber Group, Inc. and $53,407 by the Fund.

        (d) How did the fund pay for unamortized expenses (if any)? There were no unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

        [ ]      Yes               [X]     No

        If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.      Conclusion of Fund Business

24.     Is the fund a party to any litigation or administrative proceeding?

        [ ]      Yes               [X]     No

        If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

        [ ]      Yes               [X]     No

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        If Yes, describe the nature and extent of those activities:

VI.     Mergers Only

26.     (a)      State the name of the fund surviving the Merger:

        (b) State the Investment Company Act file number of the fund surviving the Merger:
                 811-________________

        (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

        (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form

                                  VERIFICATION

                 The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of

1940 on behalf of The Bradford Funds, Inc., (ii) she is the Secretary of The

Bradford Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form

N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge,

information and belief.



September 26, 2000                                  /s/ Judy K. Abroms
                                          --------------------------------------
                                                   Judy K. Abroms, Secretary